

Byron Kwok · 3rd

Chief Technology Officer at issuerPixel

Bellevue, Washington, United States · Contact info

183 connections

Issuer Pixel

University of Washington

Experience

Chief Technology Officer
Issuer Pixel · Full-time
Jan 2020 – Present · 1 yr 10 mos
Greater Seattle Area

Leading our team's software development to make Issuer Pixel a reality!
We are now raising funds, if you're interested in helping us build a tool to educate investors and connect companies to the world, please visit us at:

https://netcapital.com/companies/issuer-pixel

Chief Technology Officer
Slick Development LLC · Full-time
Sep 2015 – Present · 6 yrs 2 mos
Bellevue, WA

Development Manager and Lead Developer for LIMS Project
People Tech Group
Mar 2015 – Sep 2015 · 7 mos
Bellevue, WA and Hyderabad, India

During my time at People Tech Group I acted as the Lead Developer, following the basic architecture laid out by the Project Director (Chris Hansson) for developing a Laboratory Information Management System (LIMS). The LIMS was developed using PostgreSQL, a loosely coupled Java backend with an ActiveMQ backbone, and Angular JS for the ...see more

Software Engineer and Cofounder
Sesame Game Studios
Apr 2014 – Apr 2015 · 1 yr 1 mo

Developing the iOS client in Objective-C and Swift for our native apps.

Software Engineer
Atlas Genomics
Dec 2014 – Feb 2015 · 3 mos
Seattle

Software Engineer and IT Support

Show 1 more experience

Education

University of Washington
Bachelor's, Bioengineering
2007 – 2011